FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

 Securities Exchange Act of 1934

For the month of April 2015

BUENAVENTURA MINING COMPANY INC.

 (Translation of Registrant's Name into English)

CARLOS VILLARAN 790

 SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces First Quarter 2015 Results

Lima, Peru, April 29, 2015 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the first quarter (1Q15). All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and are stated in U.S. dollars (US$).

First Quarter 2015 Highlights:

•    In 1Q15, EBITDA from direct operations was US$49.3 million and adjusted EBITDA (including associated companies) was US$142.9 million.

•    Total attributable production in 1Q15 was 194k gold ounces and 5.6 million silver ounces (compared to 190k gold ounces and 4.1 million silver ounces in 1Q14).

•    Yanacocha´s CAS in 1Q15 was US$479/oz, a decrease of 56% when compared to US$1,087/oz in 1Q14 due to lower ore treated, higher grade and lower stripping ratio.

•     At the Tambomayo project, construction permits are expected to be ready in 2Q15. Production should begin in 2Q16 at 1,000 TPD (110-120K gold ounces and 3.0 million silver ounces per year).

•     At the San Gabriel (Chucapaca) project, construction of the ramp is expected to start in May 2015. The Environmental Impact Assessment (EIA) of the project´s construction is expected to be submitted in 3Q15.

•     At El Brocal, testing of the plant expansion was completed and production ramp up reached 16.5k TPD level. Full production capacity level (18K TPD) will be reached in 2Q15.

•     Cerro Verde’s plant expansion to 360K TPD is in-line with schedule and budget (approx. 70% complete). Additional production from the expanded plant is scheduled for early 2016. Will become the largest concentration facility in the world.

Financial Highlights (in millions of US$, except EPS figures):

	1Q15	1Q14	Var%
Total Revenues	252.0	280.9	-10%
Operating Profit	-5.9	14.0	N.A.
EBITDA Direct Operations	49.3	63.1	-22%
Adjusted EBITDA (Inc Associates)	142.9	113.5	26%
Net Income	17.3	-16.1	N.A.
EPS*	0.07	-0.06	N.A.

(*) as of March 31, 2015, Buenaventura had 254,186,867 outstanding shares.

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 2 of 21

Operating Revenues

During 1Q15, net sales were US$242.9 million, a 11% decrease compared to the US$272.9 million reported in 1Q14. This was explained by the lower gold, silver and copper prices despite higher silver and zinc volume sold.

Royalty income increased 13%, to US$9.1 million in 1Q15 compared to the US$8.0 million reported in 1Q14. This was due to higher revenues at Yanacocha (15% higher QoQ).

Operating Highlights	1Q15	1Q14	Var%
Net Sales (in millions of US$)	242.9	272.9	-11%
Average Realized Gold Price (US$/oz)*	1,221	1,311	-7%
Average Realized Gold Price (US$/oz) inc. Affiliates	1,222	1,301	-6%
Average Realized Silver Price (US$/oz)*	15.35	19.79	-22%
Average Realized Lead Price (US$/MT)*	1,705	2,174	-22%
Average Realized Zinc Price (US$/MT)*	2,061	2,198	-6%
Average Realized Copper Price (US$/MT)*	5,059	7,059	-28%

(*) Buenaventura’s Direct Operations

Volume Sold	1Q15	1Q14	Var%
Gold Oz Direct Operations	101,232	107,238	-6%
Gold Oz inc Associated Companies	221,114	209,213	6%
Silver Oz	4,797,641	4,155,234	15%
Lead MT	9,368	4,081	130%
Zinc MT	13,535	2,834	378%
Copper MT	3,630	9,001	-60%

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 3 of 21

Production and Operating Costs

In 1Q15, Buenaventura’s gold equity production from direct operations decreased 14%, from 99.5k ounces in 1Q14 to 85.3k ounces in 1Q15 because Breapampa stopped mining last November 2014 according to the mining plan. Gold production including associated companies increased 2% due to higher production in Yanacocha. Silver equity production from direct operations increased 38%, mainly due to higher production in Uchucchacua and El Brocal.

Equity Production	1Q15	1Q14	Var%
Gold Oz Direct Operations[1]	85,310	99,457	-14%
Gold Oz including Associated Companies	193,586	190,036	2%
Silver Oz Direct Operations[1]	5,479,949	3,972,966	38%
Silver Oz including Associated Companies	5,613,731	4,110,396	37%
Lead MT	7,440	4,468	67%
Zinc MT	11,345	3,920	189%
Copper MT Direct Operations[1]	2,189	5,359	-59%
Copper MT including Associated Companies	11,710	17,294	-32%

Orcopampa’s (100% owned by Buenaventura)

Production
		1Q15	1Q14	Var %
Gold	Oz	50,068	44,929	11%
Silver	Oz	112,210	79,783	41%

Cost Applicable to Sales
		1Q15	1Q14	Var %
Gold	US$/Oz	698	832	-16%

Gold production at Orcopampa increased 11% in 1Q15 (compared to 1Q14) due to higher ore treated and grade (Appendix 2). Cost Applicable to Sales (CAS) in 1Q15 decreased 16% mainly explained by lower reagent (cyanide) costs, fuel consumption and contractors costs.

Gold production guidance for 2015 is 190k – 205k ounces.

 1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja, 54.07% of El Brocal and 40.10% of Coimolache (Tantahuatay).

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 4 of 21

Uchucchacua (100% owned by Buenaventura)

Production
		1Q15	1Q14	Var %
Silver	Oz	3,529,174	2,368,509	49%
Zinc	MT	1,586	1,470	8%
Lead	MT	2,059	1,688	22%

Cost Applicable to Sales
		1Q15	1Q14	Var %
Silver	US$/Oz	14.45	17.08	-15%

Silver production in 1Q15 increased 49% compared to 1Q14, explained by higher ore volume treated and recovery rate (see Appendix 2). Cost Applicable to Sales (CAS) in 1Q15 decreased 15% compared to 1Q14 mainly explained by a reduction in list prices of our underground mining contractors and an overall reduction in hauling distances.

Silver production guidance for 2015 is 14.5 million - 15.0 million ounces.

Mallay (100% owned by Buenaventura)

Production
		1Q15	1Q14	Var %
Silver	Oz	307,254	297,180	3%
Zinc	MT	2,179	2,450	-11%
Lead	MT	1,652	1,812	-9%

Cost Applicable to Sales
		1Q15	1Q14	Var %
Silver	US$/Oz	14.39	13.62	6%

 Silver production in 1Q15 was 3% higher than in 1Q14 due to higher recovery rate. Cost Applicable to Sales (CAS) in 1Q15 was 6% higher compared to 1Q14 due to an increase in mine site exploration expenses.

Silver production guidance for 2015 is 1.1 million – 1.3 million ounces.

Julcani (100% owned by Buenaventura)

Production
		1Q15	1Q14	Var %
Silver	Oz	816,352	763,437	7%

Cost Applicable to Sales
		1Q15	1Q14	Var %
Silver	US$/Oz	13.24	12.54	6%

 Silver production in 1Q15 was 7% higher than in 1Q14 explained by higher ore treated and recovery rate. Cost Applicable to Sales (CAS) in 1Q15 was 6% higher than 1Q14 mainly explained by an increase in contractors and supply expenses due to more drilling and drifting activities.

Silver production guidance for 2015 is 2.9 million – 3.1 million ounces.

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 5 of 21

La Zanja’s (53.06% owned by Buenaventura)

Production
		1Q15	1Q14	Var %
Gold	Oz	30,455	35,937	-15%
Silver	Oz	95,308	95,386	0%

Cost Applicable to Sales
		1Q15	1Q14	Var %
Gold	US$/Oz	823	554	49%

Gold production in 1Q15 decreased 15% when compared to 1Q14 due to a higher stripping ratio. CAS in 1Q15 increased 49% mainly explained by higher contractor expenses associated with the hauling distance from Pampa Verde, as well as additional acid water treatment costs.

Gold production guidance for 2015 is 138k – 142k ounces.

Tantahuatay’s (40.10% owned by Buenaventura)

Production
		1Q15	1Q14	Var %
Gold	Oz	30,207	32,633	-7%
Silver	Oz	160,264	122,316	31%

Cost Applicable to Sales
		1Q15	1Q14	Var %
Gold	US$/Oz	537	442	21%

Gold production in 1Q15 decreased 7% compared to the figure reported in 1Q14. CAS in 1Q15 increased 21% due to higher stripping ratio and lower ore grade in the current area of operation.

Gold production guidance for 2015 is 138k – 142k ounces

El Brocal (54.07% owned by Buenaventura)

Production
		1Q15	1Q14	Var %
Copper	MT	3,869	9,792	-60%
Zinc	MT	14,020	0	N.A.
Silver	Oz	982,254	497,657	97%

Cost Applicable to Sales
		1Q15	1Q14	Var %
Copper	US$/MT	5,536	5,194	7%
Zinc	US$/MT	1,506	0	N.A.

During 1Q15, El Brocal produced 3,869 MT of copper, 14,020 MT of zinc and 982,254 ounces of silver (97% increase when compared to 497,657 ounces in 1Q14). Copper CAS was 7% higher compared to 1Q14 due to an increase in commercial deductions. Zinc CAS was 1,506 US$/MT.

Zinc production guidance for 2015 is 75k – 85k MT. Copper production guidance for 2015 is 30k – 35k MT.

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 6 of 21

General and Administrative Expenses

General and administrative expenses in 1Q15 were US$21.5 million, 22% lower when compared to the 1Q14 figure (US$27.7 million) due to a lower long-term compensation provision (US$ 1.9M in 1Q14 vs US$0.1 in 1Q15) and a 46% decrease in services provided by third parties.

Exploration in Non-Operating Areas

Exploration in non-operating areas during 1Q15 was US$10.7 million in-line with US$10.4 million for 1Q14. During the period, Buenaventura’s main exploration efforts were focused on the following projects: La Zanja Underground (US$5.1 million) and Tambomayo (US$3.4 million).

Share in Associated Companies

During 1Q15, Buenaventura’s share in associated companies was US$36.3 million, compared to the negative US$4.5 million reported in 1Q14, composed by:

Share in the Result of Associates (in millions of US$)	1Q15	1Q14	Var%
Yanacocha Contribution	26.2	(24.5)	N.A.
Cerro Verde Contribution	8.0	15.7	-49%
CDH Contribution	0.0	(0.1)	-100%
Coimolache Contribution	2.1	4.8	-56%
Other Minor Investments	0.0	(0.4)	N.A.
Total	36.3	(4.5)	N.A.

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 1Q15, gold production was 248,055 ounces, 20% higher than 1Q14 production (207,511 ounces). 2015 Gold production guidance for Yanacocha is 880k – 940k ounces.

Under IFRS, Yanacocha reported US$60.1 million of net income (US$2.5 million under US GAAP).

In 1Q15, CAS was US$479/oz, a decrease of 56% when compared to US$1,087/oz in 1Q14 due to lower stripping ratio in accordance with the mining plan.

Capital expenditures at Yanacocha were US$15.2 million in 1Q15.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 1Q15 copper production was 48,623 MT (9,520 MT attributable to Buenaventura), a 20% decrease compared to 1Q14 (60,955 MT and 11,935 MT attributable to Buenaventura) due to a lower ore grade and recovery in copper concentrates.

During 1Q15, Cerro Verde reported net income of US$40.7 million, 59% lower compared to US$98.0 million in 1Q14. The decrease is primarily as result of a decrease in net sales of US$89.7 million which is attributable to a 10% decrease in average realized copper price (US$ 2.49 in 1Q15 vs US$2.76 in 1Q14) and lower copper sales volumes.

Capital expenditures at Cerro Verde were US$468.9 million in 1Q15 and US$439.4 million in 2014.

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 7 of 21

Cerro Verde’s plant expansion has an excess of 70% progress and completion expected by 4Q15. The total CAPEX for the project is US$4.6 billion.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to the net income in 1Q15 was US$2.1 million (US$4.8 million in 1Q14).

Project Development and Exploration

The Tambomayo Project (100% ownership)

The Tambomayo´s Environmental Impact Assessment (EIA) was approved in January 2015. Construction permits are expected to be ready in 2Q15 and 80% of the purchase orders have been placed. Tambomayo has 250k gold ounces in reserves and 335k gold ounces in resources. Additionally, Tambomayo has 9.4 million silver ounces in reserves and 5.9 million silver ounces in resources. The estimated annual production is 110k-120k gold ounces and 3.0 million silver ounces.

The San Gabriel Project (100% ownership)

Diamond drilling at the Pachacutec prospect and the beginning of construction of the San Gabriel ramp is expected to begin in May 2015. The Environmental Impact Assessment (EIA) of the project´s construction is expected to be submitted to the authorities in 3Q15. San Gabriel has 2.5 million ounces of gold in resources. The estimated annual production is 180k-220k gold ounces.

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 8 of 21

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo and San Gabriel projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2013 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of April 29th, 2015)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	54.07	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Procesadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 9 of 21

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended March 31
	Orcopampa
	2015	2014	%
Ore Milled DMT	108,415	103,227	5%
Ore Grade OZ/MT	0.47	0.44	6%
Recovery Rate %	96.5%	96.3%	0%
Ounces Produced*	50,068	44,929	11%

* Includes ounces from retreatment of tailing dams

	La Zanja			Tantahuatay
	1Q15	1Q14%		1Q15	1Q14%
Ounces Produced	30,455	35,937	-15%	30,207	32,633	-7%

	SILVER PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2015	2014	%	2015	2014	%
Ore Milled DMT	282,573	212,708	33%	764,815		N.A.
Ore Grade OZ/MT	14.89	14.56	2%	1.74		N.A.
Recovery Rate %	83.9%	76.5%	10%	62.5%		N.A.
Ounces Produced	3,529,624	2,368,509	49%	829,503		N.A.

	ZINC PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2015	2014	%	2015	2014	%
Ore Milled DMT	282,573	212,708	33%	764,815		N.A.
Ore Grade %	1.1%	1.1%	-6%	2.96%		N.A.
Recovery Rate %	53.5%	61.5%	-13%	61.9%		N.A.
MT Produced	1,586	1,470	8%	14,020		N.A.

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 10 of 21

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	1Q15	1Q14	Var
Net Income	10,248	-10,372	N.A.
Add / Substract:	39,003	73,439	-47%
Provision for income tax, net	10,427	7,322	42%
Share in associated companies by the equity method, net	-36,274	4,480	N.A.
Interest income	-644	-1,806	-64%
Interest expense	5,879	2,901	103%
Loss on currency exchange difference	2,318	522	344%
Long Term Compensation provision	102	1,925	-95%
Depreciation and Amortization	54,619	45,398	20%
Impairment of Long-Lived Assets	0	794	-
Workers´ participation provision	472	966	-51%
Loss from discontinued operations	2,104	10,937	-81%
EBITDA Buenaventura Direct Operations	49,251	63,067	-22%
EBITDA Yanacocha (43.65%)	68,371	2,581	2549%
EBITDA Cerro Verde (19.58%)	17,863	36,824	-51%
EBITDA Coimolache (40%)	7,418	11,033	-33%
EBITDA Buenaventura + All Associates	142,904	113,506	26%

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 11 of 21

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus Selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2013 and 2014, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2013 and 2014 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 12 of 21

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Mar 31
	2015	2014
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	136,477	139,438
Add:
Consolidated Exploration in units in operation	22,470	23,730
Consolidated Commercial deductions	36,527	36,663
Consolidated Selling expenses	4,190	3,992
Consolidated Cost applicable to sales	199,664	203,823

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Mar 31
	2015	2014
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	11	-7
Julcani, Silver	4,449	4,817
Julcani, Lead	467	422
Julcani, Copper	62	60
Mallay, Silver	2,071	2,105
Mallay, Lead	1,166	1,477
Mallay, Zinc	1,652	1,421
Breapampa, Gold	4,244	9,321
Breapampa, Silver	616	719
Orcopampa, Gold	30,696	28,679
Orcopampa, Silver	950	775
Uchucchacua, Silver	25,074	28,552
Uchucchacua, Lead	1,326	1,866
Uchucchacua, Zinc	812	1,342
La Zanja, Gold	26,075	18,133
La Zanja, Silver	1,168	882
El Brocal, Gold	435	539
El Brocal, Silver	5,946	2,814
El Brocal, Lead	4,752	178
El Brocal, Zinc	10,427	16
El Brocal, Copper	8,218	24,598
Non Mining Units	5,859	10,731
Consolidated Cost of sales, excluding depreciation and amortization	136,477	139,438

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Mar 31
	2015	2014
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	5	-4
Julcani, Silver	2,175	2,484
Julcani, Lead	228	218
Julcani, Copper	30	31
Mallay, Silver	676	623
Mallay, Lead	381	437
Mallay, Zinc	540	420
Breapampa, Gold	61	121
Breapampa, Silver	9	9
Orcopampa, Gold	11,518	12,799
Orcopampa, Silver	356	346
Uchucchacua, Silver	5,968	5,598
Uchucchacua, Lead	316	366
Uchucchacua, Zinc	193	263
La Zanja, Gold	13	19
La Zanja, Silver	1	1
El Brocal, Gold	0	0
El Brocal, Silver	0	0
El Brocal, Lead	0	0
El Brocal, Zinc	0	0
El Brocal, Copper	0	0
Non Mining Units	0	0
Consolidated Exploration expenses in units in operation	22,470	23,730

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 13 of 21

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Mar 31
	2015	2014
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	2	-2
Julcani, Silver	1,328	1,616
Julcani, Lead	127	139
Julcani, Copper	18	23
Mallay, Silver	880	971
Mallay, Lead	506	662
Mallay, Zinc	858	924
Breapampa, Gold	39	25
Breapampa, Silver	2	0
Orcopampa, Gold	56	57
Orcopampa, Silver	0	0
Uchucchacua, Silver	7,963	7,083
Uchucchacua, Lead	426	477
Uchucchacua, Zinc	890	877
La Zanja, Gold	24	43
La Zanja, Silver	0	0
El Brocal, Gold	537	445
El Brocal, Silver	3,585	2,668
El Brocal, Lead	2,193	153
El Brocal, Zinc	5,805	94
El Brocal, Copper	11,287	20,407
Non Mining Units	0	0
Consolidated Commercial deductions in units in operation	36,527	36,663

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended Mar 31
	2015	2014
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	1	0
Julcani, Silver	239	221
Julcani, Lead	25	19
Julcani, Copper	3	3
Mallay, Silver	139	174
Mallay, Lead	78	122
Mallay, Zinc	111	117
Breapampa, Gold	33	108
Breapampa, Silver	5	8
Orcopampa, Gold	250	242
Orcopampa, Silver	8	7
Uchucchacua, Silver	812	670
Uchucchacua, Lead	43	44
Uchucchacua, Zinc	26	31
La Zanja, Gold	302	335
La Zanja, Silver	14	16
El Brocal, Gold	26	36
El Brocal, Silver	351	187
El Brocal, Lead	280	12
El Brocal, Zinc	615	1
El Brocal, Copper	485	1,632
Non Mining Units	347	9
Consolidated Selling expenses	4,190	3,992

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 14 of 21

	JULCANI
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11	4,449	467	-	62	4,989	-7	4,817	422	-	60	5,291
Add:
Exploration Expenses (US$000)	5	2,175	228	-	30	2,439	-4	2,484	218	-	31	2,728
Commercial Deductions (US$000)	2	1,328	127	-	18	1,475	-2	1,616	139	-	23	1,776
Selling Expenses (US$000)	1	239	25	-	3	268	-0	221	19	-	3	242
Cost Applicable to Sales (US$000)	19	8,191	847	-	114	9,171	-13	9,137	797	-	116	10,037
Divide:
Volume Sold	15	618,774	473	-	19	Not Applicable	-11	728,753	545	-	23	Not Applicable
CAS	1,256	13.24	1,791	-	6,011	Not Applicable	-	12.54	1,463	-	5,127	Not Applicable

	MALLAY
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	2,071	1,166	1,652	-	4,889	-	2,105	1,477	1,421	-	5,003
Add:
Exploration Expenses (US$000)	-	676	381	540	-	1,597	-	623	437	420	-	1,481
Commercial Deductions (US$000)	-	880	506	858	-	2,244	-	971	662	924	-	2,557
Selling Expenses (US$000)	-	139	78	111	-	328	-	174	122	117	-	412
Cost Applicable to Sales (US$000)	-	3,766	2,131	3,161	-	9,058	-	3,873	2,698	2,882	-	9,453
Divide:
Volume Sold	-	261,818	1,457	1,636	-	Not Applicable	-	284,457	1,855	1,814	-	Not Applicable
CAS	-	14.39	1,463	1,932	-	Not Applicable	-	13.62	1,455	1,589	-	Not Applicable

	BREAPAMPA
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	4,244	616	-	-	-	4,860	9,321	719	-	-	-	10,040
Add:
Exploration Expenses (US$000)	61	9	-	-	-	70	121	9	-	-	-	130
Commercial Deductions (US$000)	39	2	-	-	-	42	25	-	-	-	-	25
Selling Expenses (US$000)	33	5	-	-	-	37	108	8	-	-	-	116
Cost Applicable to Sales (US$000)	4,377	632	-	-	-	5,010	9,575	736	-	-	-	10,311
Divide:
Volume Sold	7,395	83,003	-	-	-	Not Applicable	22,413	114,816	-	-	-	Not Applicable
CAS	592	7.62	-	-	-	Not Applicable	427	6.41	-	-	-	Not Applicable

	ORCOPAMPA
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	30,696	950	-	-	-	31,646	28,679	775	-	-	-	29,453
Add:
Exploration Expenses (US$000)	11,518	356	-	-	-	11,874	12,799	346	-	-	-	13,144
Commercial Deductions (US$000)	56	0	-	-	-	56	57	-0	-	-	-	57
Selling Expenses (US$000)	250	8	-	-	-	258	242	7	-	-	-	248
Cost Applicable to Sales (US$000)	42,520	1,314	-	-	-	43,834	41,776	1,127	-	-	-	42,903
Divide:
Volume Sold	60,910	145,389	-	-	-	Not Applicable	50,232	90,175	-	-	-	Not Applicable
CAS	698	9.04	-	-	-	Not Applicable	832	12.49	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 15 of 21

	UCHUCCHACUA
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	25,074	1,326	812	-	27,212	-	28,552	1,866	1,342	-	31,759
Add:
Exploration Expenses (US$000)	-	5,968	316	193	-	6,476	-	5,598	366	263	-	6,227
Commercial Deductions (US$000)	-	7,963	426	890	-	9,279	-	7,083	477	877	-	8,437
Selling Expenses (US$000)	-	812	43	26	-	881	-	670	44	31	-	745
Cost Applicable to Sales (US$000)	-	39,817	2,111	1,921	-	43,849	-	41,903	2,752	2,513	-	47,168
Divide:
Volume Sold	-	2,754,699	1,463	714	-	Not Applicable	-	2,453,939	1,528	1,138	-	Not Applicable
CAS	-	14.45	1,442	2,692	-	No Applicable	-	17.08	1,802	2,208	-	No Applicable

	LA ZANJA
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26,075	1,168	-	-	-	27,243	18,133	882	-	-	-	19,015
Add:
Exploration Expenses (US$000)	13	1	-	-	-	13	19	1	-	-	-	20
Commercial Deductions (US$000)	24	-	-	-	-	24	43	-	-	-	-	43
Selling Expenses (US$000)	302	14	-	-	-	315	335	16	-	-	-	351
Cost Applicable to Sales (US$000)	26,413	1,182	-	-	-	27,596	18,530	899	-	-	-	19,429
Divide:
Volume Sold	32,081	107,924	-	-	-	Not Applicable	33,470	104,873	-	-	-	Not Applicable
CAS	823	10.96	-	-	-	Not Applicable	554	8.58	-	-	-	Not Applicable

	BROCAL
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	435	5,946	4,752	10,427	8,218	29,778	539	2,814	178	16	24,598	28,146
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	537	3,585	2,193	5,805	11,287	23,408	445	2,668	153	94	20,407	23,769
Selling Expenses (US$000)	26	351	280	615	485	1,756	36	187	12	1	1,632	1,867
Cost Applicable to Sales (US$000)	998	9,882	7,225	16,847	19,990	54,942	1,020	5,668	343	112	46,638	53,782
Divide:
Volume Sold	832	826,034	5,976	11,185	3,611	Not Applicable	1,135	378,221	154	-118	8,979	Not Applicable
CAS	1,200	11.96	1,209	1,506	5,536	Not Applicable	899	14.99	2,230	-	5,194	Not Applicable

	NON MINING COMPANIES
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	5,859	-	-	-	-	-	10,731
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	347	-	-	-	-	-	9
Total (US$000)	-	-	-	-	-	6,206	-	-	-	-	-	10,740

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 16 of 21

	BUENAVENTURA CONSOLIDATED
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	61,461	40,276	7,711	12,890	8,280	136,477	56,665	40,662	3,943	2,779	24,658	139,438
Add:
Exploration Expenses (US$000)	11,597	9,185	925	733	30	22,470	12,935	9,061	1,020	684	31	23,730
Commercial Deductions (US$000)	658	13,758	3,252	7,553	11,306	36,527	569	12,339	1,430	1,895	20,430	36,663
Selling Expenses (US$000)	611	1,566	426	752	488	4,190	720	1,282	197	150	1,634	3,992
Cost Applicable to Sales (US$000)	74,327	64,784	12,313	21,928	20,104	199,664	70,889	63,344	6,591	5,507	46,754	203,823
Divide:
Volume Sold	101,232	4,797,641	9,368	13,535	3,630	Not Applicable	107,238	4,155,234	4,081	2,834	9,001	Not Applicable
CAS	734	13.50	1,314	1,620	5,538	Not Applicable	661	15.24	1,615	1,943	5,194	Not Applicable

	COIMOLACHE
	1Q 2015						1Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,477	949	-	-	-	13,426	11,962	760	-	-	-	12,722
Add:
Exploration Expenses (US$000)	3,624	276	-	-	-	3,900	1,117	71	-	-	-	1,188
Commercial Deductions (US$000)	161	13	-	-	-	173	87	6	-	-	-	93
Selling Expenses (US$000)	226	17	-	-	-	243	200	13	-	-	-	213
Cost Applicable to Sales (US$000)	16,487	1,255	-	-	-	17,742	13,366	849	-	-	-	14,215
Divide:
Volume Sold	30,722	169,400	-	-	-	Not Applicable	30,266	120,808	-	-	-	Not Applicable
CAS	537	7.41	-	-	-	Not Applicable	442	7.03	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 17 of 21

APPENDIX 5: ALL-IN SUSTAINING COST FOR 1Q15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	1Q15	1Q15	1Q15	1Q15
Au Ounces Sold BVN	100,401
Au Ounces bought from La Zanja	-32,081
Au Ounces Sold Net	68,320	27,977	30,722	95,482

	1	Q15	1	Q15	1	Q15	1	Q15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	84,353	1,235	23,390	836	13,426	437	102,147	1,070
Exploration in Operating Units	22,457	329	5,710	204	3,900	127	27,050	283
Royalties	8,176	120	0	0	0	0	8,176	86
Comercial Deductions[4]	13,095	192	694	25	173	6	13,533	142
Selling Expenses	1,744	26	315	11	243	8	2,009	21
Administrative Expenses[5]	13,429	197	375	13	533	17	13,842	145
Other Expenses	0	0	2,112	75	4,624	151	2,975	31
Other Incomes	0	0	-3,786	-135	-1,444	-47	-2,588	-27
Administrative charges	0	0	1,584	57	445	15	1,019	11
Sustaining Capex[6]	5,411	79	4,130	148	6,373	207	10,157	106

By-product Credit	-68,922	-1,009	-1,387	-50	-2,889	-94	-70,816	-742

All-in Sustaining Cost	79,743	1,167	33,137	1,184	25,385	826	107,503	1,126

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 18 of 21

DRAFT

APPENDIX 6:

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of March 31, 2015 and December 31, 2014

	2,015	2,014
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	134,940	78,512
Trade and other accounts receivable, net	262,703	281,604
Income tax credit	51,941	53,746
Prepaid expenses	15,801	16,954
Hedge derivative financial instruments	3,218	3,688
Embedded derivatives for concentrate sales, net	-	-
Inventory, net	145,579	150,284
Total current assets	614,182	584,788
Assets classified as held for sale	17,443	18,683
	631,625	603,471

Non-current assets
Trade and other accounts receivable, net	27,786	26,651
Long-term inventory	30,100	34,088
Investment in associates	2,258,603	2,224,381
Mining concessions, development costs, property, plant and equipment, net	1,729,685	1,715,452
Investment properties, net	11,065	11,200
Deferred income tax asset	42,079	47,675
Intangible assets, net	4,538	4,592
Other assets, net	4,764	4,764
Total non-current assets	4,108,620	4,068,803

Total assets	4,740,245	4,672,274

Liabilities and shareholders’ equity
Current liabilities
Overdrafts and bank loans	88,081	40,000
Trade and other accounts payable	225,204	254,000
Provisions	66,485	67,895
Current income tax payable	5,917	3,556
Hedge derivative financial instruments	-	-
Embedded derivatives for concentrate sales, net	2,416	9,072
Financial obligations	77,300	69,950
Total current liabilities	465,403	444,473

Liabilities directly associated with assets classified as held for sale	27,229	28,890
	492,632	473,363

Non-current liabilities
Financial liability at fair value through profit or loss	23,026	23,026
Trade and other accounts payable	15,289	15,240
Provisions	108,574	63,571
Financial obligations	310,987	313,355
Deferred income tax liability	20,942	21,594
Total non-current liabilities	478,818	436,786

Total liabilities	971,450	910,149

Shareholders’ equity
Issued capital	750,497	750,497
Investment shares	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,710	162,710
Other reserves	269	269
Retained earnings	2,345,742	2,328,423
Other equity reserves	1,590	1,755
	3,481,259	3,464,105
Non-controlling interest	287,536	298,020
Total shareholders’ equity	3,768,795	3,762,125

Total liabilities and shareholders’ equity	4,740,245	4,672,274

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 19 of 21

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Income

For the three-month periods ended March 31, 2015 and 2014

	For the three-month periods ended March 31,
	2,015	2,014
	US$(000)	US$(000)
Continued operations
Operating income
Net sales	242,932	272,877
Royalty income	9,090	8,025
Total operating income	252,022	280,902

Operating costs
Cost of sales, without considering depreciation and amortization	(136,477)	(139,438)
Exploration in operating units	(22,470)	(23,730)
Depreciation and amortization	(54,619)	(45,398)
Mining royalties	(8,525)	(7,353)
Total operating costs	(222,091)	(215,919)

Gross profit	29,931	64,983

Operating expenses, net
Administrative expenses	(21,516)	(27,651)
Exploration in non-operating areas	(10,697)	(10,374)
Selling expenses	(4,190)	(3,992)
Other, net	530	(8,982)
Total operating expenses, net	(35,873)	(50,999)

Operating profit (loss)	(5,942)	13,984

Other income (expenses), net
Net share in the results of associates under equity method	36,274	(4,480)
Financial income	644	1,806
Financial expenses	(5,879)	(2,901)
Net loss from currency exchange difference	(2,318)	(522)
Total other income (expenses), net	28,721	(6,097)

Profit before income taxes and non-controlling interest	22,779	7,887

Current income tax expense	(5,377)	(7,805)
Deferred income tax income (expense)	(5,050)	483

Profit from continued operations	12,352	565

Discontinued operations
Loss from discontinued operations	(2,104)	(10,937)
Net profit	10,248	(10,372)

Attributable to:
Owners of the parent	17,319	(16,112)
Non-controlling interest	(7,071)	5,740
	10,248	(10,372)

Basic and diluted earnings per share attributable
to the owners of the parent, stated in U.S. dollars	0.07	(0.06)

Weighted average number of shares outstanding
(common and investment), in units	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 20 of 21

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the three-month periods ended March 31, 2015 and 2014

	For the three-month periods ended March 31,
	2,015	2,014
	US$(000)	US$(000)
Operating activities
Proceeds from sales	231,779	266,854
Value Added Tax (VAT) recovered	33,367	17,704
Royalties received	13,444	6,995
Dividends received	2,057	2,377
Interest received	942	2,125
Payments to suppliers and third-parties	(176,835)	(199,734)
Payments to employees	(45,328)	(55,620)
Payment of income tax	(4,141)	(5,411)
Payment of royalties	(6,198)	(7,453)
Payment of interest	(5,470)	(1,948)

Net cash and cash equivalents provided by operating activities	43,617	25,889

Investing activities
Proceeds from settlement of financial assets at fair value through profit or loss	-	-
Proceeds from collections of loans to associates	-	9,032
Proceeds from sales of mining concessions, property, plant and equipment	134	23
Proceeds from settlement of investment in shares	-	-
Acquisitions of mining concessions, development costs, property, plant and equipment	(37,118)	(85,278)
Acquisitions of investment properties	-	-
Payment for purchase of investments	-	-
Associates loans granted	-	-
Contributions and investments in associates	-	(1,003)

Net cash and cash equivalents used in investing activities	(36,984)	(77,226)

Financing activities
Increase of bank loans	88,081	-
Repayment of bank loans	(40,000)	-
Increase of financial obligations	10,000	74,659
Payment of financial obligations	(5,018)	(4,540)
Dividends paid	-	-
Dividends paid to non-controlling interest	(3,268)	(1,960)
Purchase of associates' shares	-	-

Net cash and cash equivalents provided by (used in) financing activities	49,795	68,159

Net increase (decrease) in cash and cash equivalents during the period	56,428	16,822
Cash and cash equivalents at the beginning of the period	78,512	61,898

Cash and cash equivalents at period-end	134,940	78,720

Compañía de Minas Buenaventura S.A.A. First Quarter 2015 Results Page 21 of 21

	For the three-month periods ended March 31,

	2,015	2,014
	US$(000)	US$(000)
Reconciliation of net profit (loss) to cash and cash equivalents provided by operating activities

Net profit (loss) attributable to owners of the parent	17,319	(16,112)

Plus (less):
Depreciation and amortization	54,619	45,398
Net profit (loss) attributable to non-controlling interest	(7,071)	5,740
Provision for employee bonus	8,175	11,897
Deferred income tax expense (income)	5,050	(483)
Provision for estimated fair value of embedded derivatives related to concentrate
sales and adjustments on open liquidations	(6,656)	9,449
Reversal of provision for impairment of inventories	(1,252)	(3,042)
Accretion expense of provision for closure of mining units and exploration projects	275	1,443
Provision for stock appreciation rights	115	1,931
Provision for impairment of long-lived assets	-	794
Net loss from currency exchange difference	2,318	522
Net share in the results of associates under equity method	(36,274)	4,480
Loss (gain) on sales of mining concessions, property, plant and equipment	1,314	(23)
Others provisions	(4,732)	3,081

Net changes in operating assets and liabilities

Decrease (increase) in operating assets
Trade and other accounts receivable, net	20,694	1,464
Income tax credit	1,699	(5,594)
Inventory, net	27,801	20,189
Prepaid expenses	1,160	833

Increase (decrease) in operating liabilities
Trade and other accounts payable	(34,645)	(42,740)
Provisions	(8,653)	(13,592)
Income tax payable	2,361	254

Net cash and cash equivalents provided by operating activities	43,617	25,889

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 30, 2015